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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software And Avesta Sign Partnership Agreement To Deliver iBOLT For EAI And BPM Solutions To The Mid-market

Avesta Embraces iBOLT Philosophy of Delivering Integration Framework

Regardless of Technology or Platform

Irvine, California (October 9, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art integration and development technology, announced an agreement with Avesta Computer Services Ltd., a global system integrator based in Jersey City, New Jersey, who will become an iBOLT Integration partner. With this agreement, Avesta joins a growing list of system integrators worldwide that have signed up as partners to help deliver business integration services using the iBOLT application integration framework from Magic Software Enterprises.

With offices in New Jersey, Pennsylvania, California, Hong Kong and India, Avesta is a leading system integrator and outsourcer specializing in customized solutions for large and mid-sized organizations such as Bank Of New York, Cisco Systems, Merrill Lynch, EDS, Pfizer and HSBC Bank.

With iBOLT, Avesta is gaining key technologies for customer solutions in enterprise application integration (EAI) and business process management (BPM).

"With so much confusion surrounding the many so-called standards today, it is key to deliver integration solutions that embrace the multiple competing standards in the industry," said Pradeep Udhas, Managing Director of Avesta.

"The iBOLT philosophy of delivering an integration process framework regardless of the technology or platform is exactly what customers need. Why bet the future of your IT infrastructure on a single vendor’s view of the future?" Udhas asks. “iBOLT is BPEL4WS compliant insuring that even the integration framework itself is oriented towards open standards.”

iBOLT Integration Suite (www.magicsoftware.com/ibolt) provides organizations with an affordable platform for integrating their existing business-critical applications. It is a multi-tiered component-based environment where developers define and combine components to automate business processes. iBOLT empowers companies to dramatically improve performance and return on investment.

"We are training a large team of salespeople, project managers, consultants, integrators and developers at Avesta so that they can deliver solutions directly to their existing customers as well as new ones," said Oren Inbar, CEO of Magic Software's North American subsidiary. "Together we will approach many new mid-market and large enterprises in need of business process integration."

About Avesta

Avesta is a privately held, global IT solutions corporation that has been growing at a CAGR of 40% over the past five years. Avesta has over 500 man-years of experience, achieved through the execution of more than 100 projects. Avesta employs over 270 people, is certified for ISO 9001, and employs SEI - CMM level 4 processes. Avesta’s headquarters are located at 15 Exchange Place, Suite 210, Jersey City, NJ 07302 and can be reached at telephone 1-201-369-9400. More information about Avesta is available at http://www.avestacs.com/.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 9 October, 2003